

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 15, 2010

Via U.S. Mail

Thomas P. Reed
Vice President and Chief Financial Officer
Huntington Preferred Capital, Inc.
41 S. High Street
Columbus, OH 43287

> **Re: Huntington Preferred Capital, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for the period ended March 31, 2010**
> **Filed May 17, 2010**
> **File No. 0-33243**

Dear Mr. Reed:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 8 – Fair Value of Financial Instruments, page 50

1.   Please tell us how you have complied with the disclosure requirements of FASB Accounting Standards Codification 820-10-50.

Form 10-Q for the period ended March 31, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Credit Exposure Mix, page 19

Consumer and Residential Real Estate, page 22

Non-Performing Assets (NPAs), page 23

2.   It appears that you have changed the criteria necessary for the participation interests to be placed on non-accrual status, including the number of days past due necessary, and that you have started evaluating principal separately from interest. Please tell us the effect this change has had on your analysis of your non-performing assets including your any potential effects on the allowance for loan losses. Within your response please quantify the changes, if any, your revised policy would have had on your 2009 financial statements assuming that they had been in place for the year then ended.

Part II – Other Information, page 25

Item 6. Exhibits, page 26

Exhibits 31.1. and 31.2

3.   We note that you have altered certain language related to the certifications of your Principal Executive Officer and Principal Financial Officer. In future filings, please do not alter the language of your officers' certifications, as the required certifications must be in the exact form set forth in Item 601(b)(31) of Regulation S-K for both annual and interim periods.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Branch Chief